DATE:  2 August 2005

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Notification of Trade

LONDON, United Kingdom, DATE: August 2, 2005 Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On August 1, 2005, Jan A. Vestrum, President and Chief Executive Officer of Crew Gold Corporation, bought 4.2 million shares in Crew at NOK 6.95 in the fulfilment of a previously announced forward contract; sold 4.2 million shares at NOK 9.70 and bought 4.2 million shares at NOK 9.85 by way of a new forward contract with a maturity date of November 1, 2005

Mr. Vestrum’s exposure after this transaction totals 5,800,000 Crew shares, including common shares, forward contracts and options.

Jan A Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com